Exhibit 99.1

Contact Information
Ida Yu
Investor Relations Manager
Tel: 86 (21) 6195 9561
Email: ir@htinns.com
http://ir.htinns.com

China Lodging Group, Limited Announces Investment in Starway Hotels

Shanghai, China, June 1, 2012 – China Lodging Group, Limited (NASDAQ: HTHT) (“China Lodging Group” or the “Company”), a leading and fast-growing limited service hotel chain operator in China, today announced that the Company recently completed an investment in Starway Hotels (Hong Kong) Limited (or “Starway”) to own a majority stake.

Started by Ctrip.com International Ltd., Starway operates the largest mid-scale hotel chain in China, with more than 100 franchised hotels, the majority of which are of quality comparable to 3- to 4- star hotels. Since its inception in 2008, Starway has gained wide awareness and recognition among customers and hotel owners.

Mr Qi Ji, founder, executive Chairman and Chief Executive Officer of China Lodging Group, commented, “before this investment, our company operated three brands in the limited service hotel segment, namely, Seasons Hotel, Hanting Express Hotel, and Hi Inn. This new addition enriched our brand portfolio and enabled us to address the mid-scale hotel market with two distinct brands, Seasons with a standardized product and Starway with variety in design and consistency in quality. This new addition will strengthen our leadership position in the mid-scale market and accelerate our expansion in this segment.”

In addition to the franchise model Starway has already adopted, China Lodging Group plans to introduce manachise (“franchised-and-managed”) and leased (“leased-and-operated”) models under the Starway brand. The new models will capture the synergy between the Company’s established distribution and operational capability and Starway’s wide brand awareness. We also believe this expansion of Starway’s business model will enable Starway to add significantly more value to its franchisees and further strengthen Starway’s brand and enhance its profitability.

We do not expect this transaction to have any significant impact on the Company’s revenue, profit and cash flow in 2012. We maintain our previously announced revenue guidance for 2012.

About China Lodging Group, Limited
China Lodging Group, Limited is a leading and fast-growing limited service hotel chain operator in China. The Company provides business and leisure travelers with high-quality, and conveniently-located hotel products under four brands, namely, Seasons Hotel, Starway Hotel, HanTing Express Hotel, and Hi Inn. For more information, please visit the Company’s website: http://ir.htinns.com .

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; the economic conditions of China; the regulatory environment in China; our ability to attract customers and leverage our brand; trends and competition in the lodging industry; the expected growth of the lodging market in China; and other factors and risks detailed in our filings with the Securities and Exchange Commission. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project,” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.